November 13, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             SUPERVALU INC.

Registration Statement on Form S-4

File No. 333-191144

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SUPERVALU INC. (the “Company”) hereby respectfully requests that the effective time of the above-referenced registration statement be accelerated to 3:00 p.m. Eastern Standard Time on November 15, 2013, or as soon as practicable thereafter.

In connection with this request, the Company hereby acknowledges that:

•                                          should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SUPERVALU INC.

By:	/s/ Karla C. Robertson
Name:	Karla C. Robertson
Title:	Executive Vice President, General Counsel and Corporate Secretary